Exhibit 99.1

Form 51–102F3
Material Change Report

Item 1	Name and Address of Company

PNI Digital Media Inc.
Suite 590, 425 Carrall Street
Vancouver, British Columbia
V6B 6E3

(the “Company”)

Item 2	Dates of Material Change

April 8, 2013.

Item 3	News Release

On April 9, 2013 and April 11, 2013, the Company disseminated news releases through newswire services.

Item 4	Summary of Material Change

On April 9, 2013, the Company announced it had entered into an agreement to acquire (the “Acquisition”) all of the outstanding shares of privately-held QS Quarterhouse Software, Inc., (“Quarterhouse”), an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors. On April 11, 2013, the Company announced it had completed the Acquisition.

Item 5	Full Description of Material Change

On April 9, 2013, the Company announced it has entered into an agreement to acquire all of the outstanding shares of privately-held Quarterhouse an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors. On April 11, 2013, the Company announced it had completed the Acquisition.

Commercial printers, print distributors and specialty graphics companies worldwide rely on Quarterhouse’s flagship software suite, QPrint Pro, to offer online print-on-demand storefronts and streamlined production workflows in order to increase sales opportunities while reducing costs in their print operations. QPrint Pro offers powerful, integrated, and user-friendly e-commerce and job management capabilities for printing organizations of any size.

In return for US$500,000 in cash, the Company acquires 100% of Quarterhouse outstanding shares upon closing. Up to US$500,000 in payments may be made over the 12 months following completion of the acquisition upon the completion of various milestones related to advancing the software solution with functionality designed to benefit the Company’s entry into new revenue producing areas. Quarterhouse earned revenues of approximately US$430,000 in their most recently completed fiscal year. Upon completion of the acquisition, Quarterhouse will continue operations as a wholly owned subsidiary of PNI. Roger Canann, the current principal of Quarterhouse, will be appointed as Vice President, US Development of PNI.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Cameron Lawrence
Chief Financial Officer
Tel. No. (604) 893-8955

Item 9	Date of Report

April 18, 2013